Filed Pursuant to Rule 433 of the Securities Act of 1933
Free Writing Prospectus dated November 12, 2026
Relating to the Prospectus Supplement dated September 11, 2026
Registration No. 333-295142

On November 12, 2026, DeFi Development Corp. (the “Company”) hosted a live discussion on X Spaces titled “Oct. 2026 & 3Q2026 Business Recap and AMA,” during which members of the Company's management discussed the Company's third quarter 2026 financial results, recent business developments, Solana treasury strategy and Variable Rate Series C Perpetual Preferred Stock (“CHAD Stock”), including the Company's ongoing offering of shares of CHAD Stock.
A recording of the discussion was subsequently made available for replay on X. A transcript of the discussion is attached hereto as Exhibit A.
The Company has filed with the Securities and Exchange Commission (the “SEC”) a registration statement (including a base prospectus) and a prospectus supplement for the offering to which this communication relates. Before you invest, you should read the prospectus supplement, the accompanying base prospectus and the other documents incorporated by reference therein or that the Company has filed with the SEC for more complete information about the Company and this offering.
You may obtain these documents for free by visiting EDGAR on the SEC’s website or by visiting www.dfdv.com.

Cautionary Note Regarding Forward-Looking Statements.
This free writing prospectus, including the transcript attached hereto as Exhibit A, and the related X Spaces recording available for replay contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
These forward-looking statements are based largely on the Company's current expectations and projections regarding future events and financial trends that may affect its business, financial condition and results of operations. Forward-looking statements should not be relied upon as guarantees of future performance or results and may not accurately indicate when such performance or results will be achieved.
Forward-looking statements are based on information available at the time they are made and on management's good-faith beliefs and assumptions at that time. Such statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed or implied by the forward-looking statements.
These statements may be identified by words such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar expressions.

These risks and uncertainties include, but are not limited to, fluctuations in digital asset prices, market conditions, the Company's ability to execute its digital asset treasury strategy, the performance and risks of its staking and on-chain activities, its ability to raise additional capital, and risks associated with the CHAD Stock, including future dividend declarations, dividend rates and market liquidity.
Additional information regarding these and other risks and uncertainties is described in the prospectus supplement, the accompanying base prospectus and the Company's filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, as incorporated by reference into the registration statement.
The Company undertakes no obligation to publicly update or revise any forward-looking statements, except as required by applicable law.

Exhibit A

Oct. 2026 & 3Q2026 Business Recap and AMA
X Spaces Transcript
Date: November 12, 2026
Participants:

•Pete Humiston — Chief Marketing Officer

•Joseph Onorati — Chief Executive Officer

•John Han — Chief Financial Officer and Chief Operating Officer

•Dan Kang — Chief Strategy Officer and Head of Investor Relations

[00:01] Pete: All right, GM GM everyone. Welcome to today's spaces. I'm Pete Humiston (“Pete”), CMO here at DeFi Development Corp, thank you all for joining. Today is our October and third quarter 2026 business recap in AMA. Joining me today is none other than Joseph Onorati, CEO, John Han, CFO and newly appointed COO and Dan Kang, CSO and head of investor relations. We're going to spend some time today talking about what happened in October, as well as touch on our third quarter earning results. And then lastly, discuss how we're thinking about the business in light of current market conditions, volatility in NASDAQ and crypto and what lies ahead for the company. As always, for those of you who have questions, drop them under the pinned tweet and we'll try to do our best to get to as many as possible. Quick reminder that today's discussion may contain forward-looking statements. These involve risks and uncertainties that could cause actual results to differ materially. Please refer to our SEC filings for additional information. We undertake no obligation to update these statements except as required by law. With that said, let's get into it. Joseph, John, DK, GM, how you guys doing?

[01:23] Dan Kang (DK): GM, doing well.

[01:25] John Han: Yeah, doing well.

[01:27] Pete: Good. Good to hear. Awesome. Cool. Well, guys, there's a lot that's been going on as of late, and especially in third quarter in October too. So, first off, let's just dive right into it. Earnings, we just reported this morning. SPS grew north of 20%, NAV per share up over 4x. Our cash position doubled quarter over quarter. CHAD was issued, lots here to unpack. But what were some of the highlights for you guys in the quarter and what was it that led to the outperformance?

[02:05] Dan Kang (DK): Joseph, if you wanna take that?

[02:09] Joseph Onorati: Oh yeah, sorry I was muted. I even said GM earlier. Oh yeah, I think the two most important things quarter where the Sol price move from 70 up to 120 and that we IPOed CHAD. On the Sol price performance, I mean, we saw the kind of coiled spring effect play out for DFDV. And we spent a lot of time talking about this structure for our business, you know, earlier one, right. So we have DFDV's leveraged exposure to Solana. But the leverage that we hold is what we call intelligent leverage. So our debt is long dated, the converts don't expire until 2030, or the larger convert doesn't expire until 2030. And CHAD, the new variable rate perpetual preferred instrument that we launched is perpetual. It's unlimited duration capital. We only have to pay the dividend, not the principal. Both of these sources of leverage are unsecured. So there's no like margin call level. There's no price at which we get liquidated, like if an individual was trading on margin or on perpetual swap market. So we can hold a levered Sol position through a significant drawdown. And when that happens, when Sol goes down, our leverage ratio or our amplification goes up. And we saw this play out in both directions. So recently, so when Sol moved from 70 to 120, DFDV outperformed Sol on that move. In August, we outperformed Sol by about 3x. For the third quarter overall, we outperformed Sol by about 1.5x. So that leverage exposure to Sol the DFDV common is intended to pass on appears to be working or worked in this example. And then I would anticipate that it works and the price goes down, which is where the coiled spring comes from. Now back to CHAD specifically, so we think the price moved from 70 to 120 supported the IPO of CHAD, which is in my opinion the biggest highlight of the quarter. We've been talking about getting a variable rate perpetual preferred out for some months now, so it was awesome to get it out. And that, of course, since the IPO of CHAD, it's traded to par. It was the fastest digital credit instrument to trade to par ever. And it's traded around 10 cents that initially hit its par value. And the company has been able to issue some additional CHAD. And we intend to continue issuing more at $10, which is the whole intention behind the instrument for us raise additional capital to have the capability to grow our intelligent leverage and maintain or increase amplification. Depending on market conditions, right, if Sol rips, it's going to be very hard for us to maintain that high amplification, but we'll do what we can.

[06:30] Pete: Awesome. Thank you for that, Joseph. Speaking of CHAD, you kind of alluded to this, but I would love to dig a little bit deeper and I'll throw this one at John and feel free whoever else wants to follow up. But one of the highlights of CHAD is that it closed at par in 48 calendar days after trading, first going live and trading. So that made it actually the fastest digital credit instrument to reach par to date. John, would love to hear what do you think are some of the driving factors behind that?

[07:00] John Han: Yeah, thanks. Thanks, Pete. And fantastic question for whoever asked this. Yeah, I mean, the 48 days is really telling because that just shows that Strategy and Strive have and others have done a fantastic job in terms of educating the market on what a variable rate perpetual preferred is. I mean, it's a mouthful. But they've condensed it into something that is very easy to understand for a lot of retail and institutional investors. So frankly, we are walking on the shoulders of giants here and we're very grateful for all the work they've done to pave the road here. So yeah, currently we're sitting at 14% daily dividend payments. And it looks like a lot of the investor-based seem to really enjoy that. You know, this is really being supported by the organic yield from Solana and other operations that we do in terms of in-house staking and on-chain operations. So that's quite unique for us because Solana is a natural chain that produces additional yield, which we think is to our benefit. Currently, as you guys have seen on the website and also in our investor letter, our organic yield already covers the total aggregate CHAD dividends by approximately 5x. And all assets together cover CHAD dividends for over 100 years. So we're still in the early stages of CHAD and we are very excited about what the volume looks like. And one is like obviously that how quickly CHAD pegged to $10 or grew to $10 or par I should say. And second is just how much volume we've seen at these levels. Because incrementally what that means is more and more retail and institutional investors can get access to CHAD at $10. But also that capital is used to purchase additional Solana and do on-chain activities, which further increases obviously the Solana balance, but also the additional yield and aggregate. So super exciting times. And that yield obviously covers in and part some of the CHAD payments and things like that. So it's a fantastic virtuous cycle. And the beauty of CHAD versus a common ATM is that it is non-dilutive to DFDV common shareholders, which is fantastic. So super, super exciting times. Obviously these instruments haven't existed for very long. Frankly, it's been almost two years now. So I think we're still in the very early stages. I suspect many other companies outside of digital asset strategies will also be launching some of these. So yeah, very exciting concept. Thanks.

[10:14] Pete: Exciting times indeed. Lots of focus for us internally and even from a marketing standpoint on CHAD, but that's not to say we haven't forgotten about DFDV, the common equity. I guess with that said, you know, given that we've been talking a lot about CHAD and DFDV still has its place. Guys that would love to dive a little bit into the difference between the two, more so in the context of, you know, is there a specific investor type or investor profile that is, you know, perhaps more attracted to CHAD versus DFDV? How do you make sense of that?

[10:52] John Han: I think DK mentioned his internet just went out. Joseph, do you want it before or?

[11:09] Joseph Onorati: Yeah, I can take it. So on the investor profiles for CHAD and DFDV, so we've really tried to market these products differently. So DFDV common is intended to be leveraged exposure to Solana. Long term, safe leverage to exposure to Solana. safer than one could get, you know, participating in say a margin loan or a perpetual swap trade or levered ETF. And so the goals for the common are to provide amplified upside and amplified downside exposure to the price of Sol. So that instrument ought to appeal to investors who want to take a view on Sol, investors who were bullish on Sol, especially in the long term. I think it's probably a little tough to, you know, kind of speculate in the short term, you know, but one could use DFDV common for that as well. For CHAD, we're kind of mixed, I think, on how we launched this first, how we want to market longer term, but the longer term focus for CHAD as an income investor. So, you know, our kind of ideal holder would be somebody who buys it and wants to hold it for a long time, get exposure to the dividend and, you know, wants to earn the yield. And our goal would be that that the investors don't actually have to have like a knowledge of or like a view on how Sol's going to perform in order to participate with CHAD. So you know, we've tried to position our marketing in that way. So you know, of course, some of it we market to, you know, crypto investors, people who who are already familiar with Solana and DFDV, but the longer term intention with CHAD is to bring in totally new investors and a much larger total addressable market of potential investors. And to achieve that, I think we need CHAD to be stable. So the company intends to or act to have CHAD trade around 10, right? And this is in our perspective, etc., where we can raise the dividend. And the board's also approved buyback program on CHAD, where we can actually buy back the entire issuance of CHAD if, you know, we concluded that that was in the interest of shareholders. You know, of course, there's no short term intention to do that, It's just one of the tools of the toolbox to have CHAD kind of fulfill its purpose. So that's really kind of the target split. One's leveraged upside to, or leveraged exposure, I should say, to Sol. The other is intended to be a long-term income instrument for investors who want more stability and yield, but give up the upside exposure to Solana.

[15:12] John Han: Just adding to that super quick. Yeah, I think Joseph hit the nail on the head. These two are the barbells of, frankly, everything that exists in terms of investors. On one side, you have the common equity, which is leverage exposure to Solana, which is volatile. So it's those volatility times two or times whatever the multiplier is at any given point. So that is a extreme type of investor who believes in Solana, who believes in the upside and wants that amplified volatility, which is perfect. The other type of investor is the one that wants very stable income just like Joseph mentioned. And this is a perfect product slash instrument for them because with each passing day they look at the stock, the more it is stable at $10 or close to there, the more confidence I have, everybody has in terms of just that being stable. And therefore, it is self-fulfilling in many ways. And it strengthens with each passing day because you can mark another day as it paid the dividend and it's still close to the $10 peg. So I should say par. So those two very different types of instruments is very, very positive because they capture kind of the whole universe of people who may be interested in Solana and even beyond Solana.

[16:52] Pete: Awesome. Thanks for providing that additional context, John. Super helpful. And Joseph, thanks for the answer as well. Guys, moving on to some other questions that we got. Joseph, I'll throw this one at you as well. Staking and on-chain operations. So, important part of the CHAD coverage story, kind of touched on this a second ago. Where do you see the opportunities to grow that recurring income? And how do you decide whether the additional yield justifies the risk?

[17:21] Joseph Onorati: Yeah, thanks. Yeah, I think this is a good one. We spent a lot of time on this internally. So, I don't remember what it was, but earlier this year, we scaled back, or I guess, really our on-chain operations. So prior to, you know, whatever that time period was, DFDV participated fairly broadly in Solana DeFi. We ran and continued run a stake looping strategy. We have dfdvSOL which is an LST by Sanctum that we've adopted. You know, we're still continuing to do that, of course, but we would explore a wide variety of opportunities to earn yield beyond the stake rate. Since that focus on simplification, we have kind of scaled back and now the primary or dominant strategy, almost the only strategy we're running is stake looping strategy. So we stake our Sol into dfdvSOL and then the dfdvSOL is used as collateral on Kamino or Jupiter Lend, maybe a smaller amounts across other lending platforms on Solana and then you know we borrow Sol against it because our validators are high-performing validator we can collect kind of an at interest margin and and it's referred to as looping where you run that trade a few times through and that pushes up our stake rate like our yield on staking significantly. That's our primary strategy. We've been running this one basically since we pivoted the Treasury strategy of DFDV you know I don't know a little over 18 months ago. You know and we think this is safe like we you know understand the risks very well. You know and I think that we have done a good job of kind of mitigating or controlling for them hopefully at the like risk return for us is positive there. And then how we evaluate other strategies sets our focus on simplification, which is to some degree driven by accounting, just accounting for the stuff is complicated and so does a public company with the accounting memos and auditor comfort around the systems and even the just accounting tools that could keep up with these things are challenging. We've just paired it back, the marginal return to other activities. Once you net all that stuff out, we thought pretty low. So, you know, we're focused on the stake looping strategy. Now about [inaudible] challenge and to do that because we are lending markets. So we're always looking for additional lenders of Solana at a, you know, rates that are good enough, you know, for our strategy, which is a challenge, but it's, you know, it's part of the process. And of course, we kind of have the partners or vendors, the lending markets where we're in communication with the teams there to try to, you know, source more capital or change limits or, you know, find ways to cooperate together where, you know, it's accretive to both parties.

[21:29] Pete: Yeah, just to reiterate too, the staking component of CHAD is really, really interesting. What kind of it unlocks for us, or excuse me, the staking component in particular is staking yield earned on our Sol balance and having that be able to cover CHAD, definitely a different point of differentiation relative to peers. And I think something that's perhaps a little bit underappreciated.

[21:59] Dan Kang (DK): Yeah, Pete, I just want to add one thing on this point. I mean, it was something we highlighted in the letter and that John touched on. But the sensitivity analysis that we run on, CHAD, from a quote unquote credit coverage perspective, or I'm going to say deliberately conservative from the income generation side. Right, we assumed 5% in our shareholder letter, even though historically we've been, I want to say, well above the Solana base staking rates. call it by a magnitude of 200 to 300 basis points. So to the extent that any incremental Sol acquired from CHAD is going into stake looping strategies, you can imagine that that only helps further expand those coverage ratios.

[22:37] Pete: Yeah, excellent point. Thanks for adding that. Cool, guys. We've got a few more here. Another question. Thanks for the third quarter letter. Could you share absolute SPS levels under the new net method for August 12 in September 30th so we can compare periods and will it be used to consistently and will it be used consistently going forward? Also why exclude convertibles in the denominator when Strategy

[23:10] Dan Kang (DK): includes in the money ones? Yeah I can take that. So we actually laid out all the calculations in the letter to get to the absolute levels and read them in the additional disclaimers as well. But what I would highlight is the methodology is more or less like presented in this letter as consistent with Strategy's with like one one caveat or I guess I would point to two caveats. The first is that Strategy, or DFDV rather does not have any of its convertible debt currently in the money. Right. So, definitionally that means from a like share count perspective that wouldn't be included in the denominator, but it would detract from from NAV as it gets treated as debt. But secondly, which we thought was important to do or highlight was we thought it was actually kind of important to take a look at what we call like constant currency quote unquote SPS growth in this scenario because we have so much of our cap structure done, denominated in fiat by even convertible debt that Joseph was talking about earlier. It can really on a net Sol per share basis really fluctuate to price the So the extent that you can isolate what were the things that we did in In the quarter that were independent to Sol price I get that's like independent in big quotation marks, right because you can't really isolate Isolate the business entirely from the movement of Sol But we wanted to at least present some view or rather both views that you can see the impact of Sol price appreciation And x that if you just kept a Sol price constant as we disclose from August 12th of September 30th Sol per share grew north of 20% and then if you actually account for the price impact as well as well into the triple digits. So hopefully that gives a little bit of a sense of the methodology. It's just one methodology, right? There's a number of ways you can cut this, like call it like ordinary Sol per share, fully converted, which you talked about in the past as well. And you know we thought this was, I'm going to say, at least a helpful assessment or benchmark given the changes that Strategy made recently.

[25:19] Pete: Great. Thank you, DK. Guys, a couple more here before we close out. Looking forward from here, what is the biggest growth opportunity for DFDV?

[25:27] Joseph Onorati: Yeah, I can take that. I think the biggest growth opportunity is just, like I said earlier today, walking up the mountain with CHAD. So CHAD's working. It's early, but it's working. And it's playing out according to the strategy that we put in place. We launched with the small issuance. The small issuance I think allowed it to support and CHAD trading to par faster. And the stock has fairly consistently bumped around 10 cents initially trading to par. So it's just going to take time. But I believe, hope that we're going to be able to issue additional shares of CHAD as we do. The liquidity will grow and the rate at which we can issue, I expect, will increase. We also have other options available to us to grow CHAD. A couple of highlights or ideas. One is we could swap a convertible debt for CHAD at $10, which Strive has done, right? So they swapped their convert for their pref. And I think that's interesting depending on the price of the convert, which would grow the issuance and then likely the liquidity and potentially the ability for us to grow CHAD in the future. For now, I just wanted to organically grow, But we're open to that option in the future. And then the other kind of big unlock, I think, is just yesterday we announced the first integration for CHADx, the tokenized version of CHAD, tokenized by xStocks, a Kraken company. And CHADx traded over a million dollars of volume on Orca yesterday, a decentralized exchange on Solana and we Well, not we but Exponent a interest rate trading platform on Solana Listed a CHADx market so investors can essentially speculate on the dividend rate that CHAD will have along with the ability to get points from xStocks and their potential upcoming token launch. I haven't looked just now, but this morning the rate on Exponent that you could lock in for the duration of the contract, I think it's around three months, was over 20%. So, you know, this morning anyway, an investor could go on Exponent and lock in over 20% yields on CHAD. So that the volume that we saw on Orca and the integration with Exponent, I think are just the beginning for where CHAD can go on chain. saw much more success for STRCx, Strategy's variable rate perpetual preferred on chain. And I think CHAD being kind of a, you know, Solana native, and higher yielding is, you know, it's got potential to drive even more adoption and the indicators are positive, you know, based on in the last couple of days of data here. So I'm really optimistic there. Just to like put this in perspective, CHADx, the tokenized version of the stock traded about three times the volume on chain as it did in the traditional market yesterday. So, you know, if we're able to keep that up, that's a say punching far above our weight, right? This is a meaningful percentage of the total issuance turning over in a day for an asset like this. It's just fantastic.

[30:07] Dan Kang (DK): CHAD doesn't seem like he's walking up the mountain, Joseph. He strikes me as more of a sprinter. I don't know if you've seen his legs, but he doesn't skip like that.

[30:16] Joseph Onorati: Yeah, we gotta make that meme. A dude running up the mountain, that's CHAD.

[30:22] Pete: Well, yeah, I just want to also point out like it's, for my vantage point personally, it's really cool to see CHAD not just get tokenized, but us start to see some of the use cases of bringing instruments like this on chain and kind of what it unlocks For not just us, but also for market participants alike. So super excited to see how the DeFi innovation around CHAD expands and grows. All right fellows last one here and I'll throw this one at John this is in regards to the CHAD ATM Has DFDV begun issuing CHAD through the ATM or is ATM activity still limited to common stock? Are you waiting for CHAD to reach 10 before issuing?

[31:09] John Han: Yeah, great question. So we've told the street and In our PR and and I think also in the prospectus that we would only issue CHAD at $10, which is true That said, we have begun issuing CHAD into the market. And please note, it is not dilutive to DFDV shareholders, common shareholders, which is fantastic. So, yeah, we have begun issuing and some of those dollars are definitely flowing to buy additional Solana, which is fantastic. And then that loops around to earn additional yield, which grows revenue and Solana per share and all that great stuff. And it's a fantastic cycle. But that said, we are currently not in a place where we will be disclosing exactly how much ATM we're raising on CHAD. But that said, we're very excited. I think Joseph, DK and Pete already mentioned, we're very excited looking at the volume both in traditional markets and DeFi markets. And what's also very exciting about the DeFi markets is like this has been online for like just a few days. you're already seeing DeFi markets, the volume just being absolutely incredible. So the speed of innovation in DeFi is frankly unparalleled, right? Because many of these, we're still waiting for options, right? On CHAD in TradFi markets. But the new types of financial innovations that exist on DeFi for CHAD is very interesting. So all to say that huge volume, We are ATM-ing, but we're currently not planning to disclose on a very short-term basis how much of CHAD we are ATM-ing. Thank you.

[32:51] Pete: All right, guys, well, that was the last one. Any parting words before we close out here?

[32:58] Joseph Onorati: Thank you again. We appreciate everybody coming out to listen. I see a lot of you guys on Twitter and elsewhere. Appreciate it, thanks for all the support. And talk to y'all next time.

[33:17] Pete: Thank you. Great, thanks to that guys. All right, great place to wrap. Thanks everyone again for coming through and those who ask questions and continue to follow along with what we're building here. With that said, we can close out in service of Sol per share growth. This is Pete and the DFDV team signing out. See you everyone.

[33:36] Joseph Onorati: Thank you.